STOCK PRICE PERFORMANCE GRAPH

TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 1/29/99)



DOLLARS
$1000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Fred's, Inc.
Nasdaq Retail Trade
Nasdaq Stock Market (U.S.)

	1/29/99	1/28/00	2/3/01	2/2/02	2/1/03	1/31/04
Fred's, Inc.	$100	$126	$186	$419	$404	$633
Nasdaq Retail Trade	$100	$154	$105	$76	$53	$82
Nasdaq Stock Market (U.S.)	$100	$80	$62	$73	$60	$88